UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech announces final results of vascular wrap GLP study results.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

January 15, 2003

By:

/s/ David Hall

      Name: David Hall

      Title: Chief Financial Officer

Exhibit 1

EMBARGOED UNTIL 6 AM PST (9 AM EST)
NEWS RELEASE
January 13, 2003

ANGIOTECH ANNOUNCES FINAL RESULTS OF VASCULAR WRAP GLP STUDY RESULTS

- Paclitaxel-loaded vascular wrap reduces percent diameter stenosis by 85 percent -

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) today announced promising results from its preclinical study of paclitaxel-loaded perivascular wraps for the treatment of restenosis associated with bypass vascular surgery.

Restenosis, or the reclosure of a vessel, is a common complication after cardiovascular stenting. This phenomenon is also a vexing problem in peripheral vascular surgery, limiting the treatment in peripheral vascular disease. Surgeons attempt to circumvent the blockage by attaching a vessel (synthetic or natural) in front of the blockage and reattaching it just beyond the blockage, effectively enabling the blood to “bypass” the blocked area. This surgical bypass strategy is very effective in large vessels, but is fraught with high restenosis rates when attempted in more challenging patients and smaller vessels, limiting the procedure’s penetration.

At present there are over 250,000 bypass procedures done in the US alone, excluding coronary bypass surgery. Cumulative data demonstrates an incidence of 40 percent restenosis at five years. Procedures below the level of the knee are even more challenging with restenosis rates as high as 55 percent by three years.

Surgery itself, the act of cutting the vessel open then sewing the attachment together, creates an injury to the vessel which in turn elicits a healing response from the injured areas. The end effect is often over-aggressive healing, resulting in restenosis. Angiotech has developed a proprietary drug-loaded wrap which is placed around the surgical site. This biodegradable mesh dispenses the drug during the vulnerable period to prevent the restenosis phenomenon and is then fully resorbed.

The final analysis of the large animal GLP efficacy study carried out at an independent lab has been completed. In a sheep carotid to carotid bypass model with a synthetic ePTFE graft, an 85 percent reduction in percent diameter stenosis was achieved. The safety profile was excellent, there were no signs of toxicity and the vessel junction sites were fully healed.

Angiotech is excited about the opportunity and has already initiated a larger animal GLP toxicology and efficacy trial which will be used to support a first-in-man clinical trial intended for the second half of this year.

“This initial preclinical data is very encouraging,” said William L. Hunter, MD, MSc, president and chief executive officer at Angiotech. “To see the concept of the drug-coated device grow beyond the drug-eluting stent reinforces the fact that we are now developing innovative next generation products.”

In 1998, Angiotech entered into a CDN$30 million exclusive, worldwide license and development agreement with C.R. Bard, Inc. and its vascular graft subsidiary, IMPRA, Inc. The agreement provides for the use of paclitaxel and other related compounds for the perivascular treatment of restenosis associated with vascular surgery. As part of the agreement, Angiotech will receive upfront license fees, milestone payments and royalties, while both companies will make financial commitments to product development and will jointly develop the licensed products.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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Angiotech Pharmaceuticals Contact:

Rui Avelar (investors), Cindy Yu (media) 604-221-7676

Web: www.angiotech.com

Email: info@angio.com